

February 24, 2012

Via E-mail
Robert W. Chance
Chief Executive Officer
National Automation Services, Inc.
2470 Saint Rose Parkway, Suite 311
Henderson, NV 89074

> **Re: National Automation Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2012**
> **File No. 0-53755**

Dear Mr. Chance:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal One, page 3

1.   Please unbundle the proposal into two separate proposals.

2.   With a view towards revised disclosure, please tell us whether you anticipate issuing shares of your common or preferred stock in connection with the potential transaction disclosed on page 12 of your Form 10-Q filed November 14, 2011 or the note default disclosed on page 9 of your Form 10-Q. To the extent that you intend to issue shares of your common or preferred stock in excess of the number of shares currently reflected in your charter pursuant to an outstanding commitment, please provide all disclosure regarding such commitment as if

shareholders were being asked to approve the commitment. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Brian A. Lebrecht, Esq.